EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2013

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the six month period ended June 30, 2013 and the audited financial statements for the year ended December 31, 2012 and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated August 29, 2013 and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting under International Financial Reporting Standards as issued by the International Accounting Standards Board. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.avino.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver and gold, and the exploration, development, and acquisition of mineral properties. The Company holds mineral claims in Durango, Mexico as well as the Yukon Territory and the province of British Columbia in Canada. Avino is a reporting issuer in British Columbia and Alberta, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange, Tier 2 status under the symbol “ASM”, on the NYSE MKT under the symbol “ASM”, and on the Berlin & Frankfurt Stock Exchanges under the symbol “GV6”.

Overall Performance and Outlook

During the six month period ending June 30, 2013, the Company produced 1,606 tonnes of bulk silver/gold concentrate recognizing revenues of $8,441,956 on the sale of 1,578 tonnes of bulk silver/gold concentrate for a gross profit of $3,379,246. Metal prices for revenues recognized in the period, weighted by dollar of revenue recognized averaged US$26.63 per ounce of silver, US$1,523.29 per ounce of gold. Avino is very pleased with its production results and will continue to optimize mining and milling operations during the coming year.

Consolidated cash cost per equivalent silver ounce for the first six months of 2013 was $11.72. The Company is pleased with the cash cost per equivalent silver ounce for the quarter as it continues to focus on improving operating efficiencies and cost reduction at San Gonzalo. Also, the Company has entered into a long-term sale agreement to secure preferable terms and more favorable net smelter returns.

The Company’s cash and cash equivalents at June 30, 2013 totaled $4,342,442 compared to $4,035,985 at December 31, 2012, while working capital totaled $5,749,675 compared to $5,363,372 at December 31, 2012.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2013

Discussion of Operations

The Company’s production, exploration, and development activities during the period ended June 30, 2013 have been conducted on its Avino property. The Company holds a 99.66% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,409 hectares and is located approximately 74 km north-east of the city of Durango.

The Avino property hosts a processing facility and continues to focus on production at its San Gonzalo mine. The Company also continues to develop its plans to re-open the Avino Mine and process the tailings resource.

2013 Second Quarter Highlights

Production numbers from Q2 2013 compared to Q1 2013 are presented below, production from Q2 includes output from the San Gonzalo Mine (Circuit 1) and above ground historic Avino Mine stockpiles (Circuit 2):

	Q2 2013	Q1 2013	% Change	YTD

Total Silver Produced (oz) calculated	175,166	159,582	9.76	334,478
Total Gold Produced (oz) calculated	786	574	36.9	1,360
Total Silver Equivalent Produced (oz)	218,406	191,107	14.3	409,513

•
Silver equivalent production increased by 14.3% to 218,406 ounces, compared to 191,107 ounces in Q1 2013. The increase was primarily due to the addition of production from the historic Avino Mine surface stockpiles, which contributed 37,839 ounces of production during the quarter.

•	Silver ounces produced increased to 175,166 ounces, an increase of 9.76% compared to 159,582 ounces of silver in Q1 2013.

•	Gold ounces produced increased to 786 ounces, an increase of 36.9% compared to 574 ounces of gold in Q1 2013.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2013

San Gonzalo Mine Production

As announced in Avino’s 2012 year end Management Discussion and Analysis, the company declared commercial production as of October 1, 2012 at its San Gonzalo mine.

Comparative figures from Q1 and Q2 2013 are as follows:

	Q2 2013	Q1 2013	% Change	Q1 & Q2 2013 Totals
Total Mill Feed (dry tonnes)	19,988	19,723	1.3	39,711
Average Daily Throughput (tonnes per day)	227	229	(0.9)	228
Days of Operation	88	86	2.3	174
Feed Grade Silver (g/t)	280	309	(9.4)	294
Feed Grade Gold (g/t)	1.218	1.292	(5.7)	1.255
Bulk Concentrate (dry tonnes)	636	568	11.9	1,204
Bulk Concentrate Grade Silver (kg/t)	7.28	8.72	(16.5)	7.96
Bulk Concentrate Grade Gold (g/t)	28.1	31.4	(10.5)	29.7
Recovery Silver (%)	83	81	2.5	82
Recovery Gold (%)	73	70	4.3	72
Mill Availability (%)	96.4	95.5	0.9	95.9
Total Silver Produced (kg)	4,634	4,965	(6.7)	9,599
Total Gold Produced (g)	17,849	17,887	(0.2)	35,724
Total Silver Produced (oz) calculated	149,004	159,607	(6.7)	308,611
Total Gold Produced (oz) calculated	574	575	(0.2)	1,149
Total Silver Equivalent Produced (oz)	180,567	191,107	(5.5)	371,674

Silver equivalent was calculated using a 55:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

1.	Recoveries for silver during Q2 2013 improved by 2.5% over Q1 2013.

2.	Recoveries for gold during Q2 2013 improved by 4.3% over Q1 2013.

3.	Feed grade for silver during Q2 2013 decreased by 9.4% over Q1 2013.

4.	Feed grade for gold during Q2 2013 decreased by 5.7% over Q1 2013.

5.	Bulk concentrate grades for silver and gold decreased by 16.5% and 10.5% respectively during Q2 2013 as compared to Q1 2013.

6.	The above resulted in a 6.7% and 0.2% decrease in silver and gold production respectively.

The San Gonzalo mine is located approximately 2 km from the original Avino mine and beneath the shallow workings of an old mine from the colonial period. It constitutes a strongly developed vein system over 25 m across, trending 300 to 325 degrees; dip 80 NE to 77 SW. The original underground workings extend over an area approximately 150 m along strike and 136 m in depth. In 2007-08 Avino conducted a 42-hole, 9,204 metre drill program to explore the San Gonzalo deposit. Drilling produced many core intercepts with silver assays greater than 1,000 g/t, some reaching as high as 5,265 g/t. The results from the drill program were input into a resource calculation in 2009.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2013

Following the 2009 resource estimate, independently verified preliminary metallurgical testing on a composite sample of San Gonzalo material was completed at SGS Minerals Services in Durango, Mexico. The results indicated the silver and gold minerals from the San Gonzalo vein at lower levels would respond favorably to flotation with gold recoveries of 89 to 90% and silver recoveries of 92 to 93%.

Based on these results, Avino conducted a 10,000 tonne bulk sampling program to assess the economics of the zone and confirm mineral grades obtained through diamond drilling. The first decline was driven by our mining contractor starting in December 2009. The bulk sample program was completed during the first quarter of 2011 and a contract for the sale of concentrate was completed in June 2011 (for complete details see news release dated July 11, 2011). Following the bulk sample underground development continued through the remainder of 2011. The bulk sample results were independently verified by Tetra Tech and the positive results lead to the decision to continue mining without a formal prefeasibility study.

Following the completion of the bulk sample which was comprised of material from levels 1 and 2, mine advancement at San Gonzalo has been ongoing. In 2012, the remaining material from the stopes on level 2 was mined and brought to the surface. During 2012, level 3 was the main focus of mining activities with two stopes having been developed and partially extracted by the end of the year. By year-end, level 5 had been reached and stope development on level 4 was underway.

In 2013, development and mining has been focused on levels 4 and 5. During the quarter 265 metres of raises were completed and 3 stopes were developed and completed on level 4. Crosscutting and drifting on level 5 totaled 106 and 320 metres respectively; ramp advancement towards level 6 totaled 150 metres. Larger de-watering pumps have been installed and are operational, resulting in improved productivity in the ramp advance.

July Production

Subsequent to the end of Q2, Avino published its July production results. During the month at San Gonzalo a total of 6,372 tonnes of feed was processed over 30 days producing 48,131 ounces of silver (calculated) and 196 ounces of gold (calculated). Recoveries for silver and gold were 82.32% and 73.35% respectively. The July production brings the year to date totals at San Gonzalo to 356,634 ounces of silver (calculated) and 1,345 ounces of gold (calculated).

Processing Plant

During Q4 2012, the decision was made to expand the primary crushing circuit to operate at up to 1,500 tonnes per day (“TPD”) and feed three separate recovery circuits:

Circuit #	Throughput (TPD)	Source of Mill feed	Online Date

1	250	San Gonzalo Mine (“SG”)	Now Online
2	250	Avino Surface Stockpiles, SG, ET	Now Online
3	1,000	Avino Mine	2014

•
A new 250 TPD circuit (“Circuit 2”) was commissioned in April 2013 and is initially being used to process remaining historic aboveground stockpiles left from past mining of the main Avino Vein. The Company expects the stockpiles will provide enough mill feed for approximately seven months of operations. After the historic stockpiles have been depleted, the new circuit will have the ability to process additional mill feed from the San Gonzalo Mine and later the Avino Mine once it is further developed.

•	Circuit 1 will continue to process high-grade mill feed from the San Gonzalo Mine.
•	Circuit 3 is scheduled to begin processing new material from the main Avino Mine in 2014*.

*No feasibility studies or preliminary economic assessment has been carried out at the Avino Mine. The Company intends to enter commercial production without any formal studies.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2013

In July 2013, a new cone crusher was purchased as part of the expansion program to facilitate the plants processing capacity to 1,500 tonnes per day. Installation of the new crusher was completed in July. Other long lead items are currently being sourced and proposals are being solicited.

Circuit 2 Production (Historic Above Ground Avino Mine Stockpiles)

Select monthly production figures from the milling of the historic Avino stockpiles during Q2 and July 2013 are presented below:

	April 2013	May 2013	June 2013	July 2013	YTD 2013
Total mill feed – (dry tonnes)	4,040	5,917	6,324	5,922	22,203
Days of Operation	19	30	29	30	108
Feed grade Silver - g/t	73	84	78	89	82
Feed grade Gold - g/t	0.79	0.70	0.84	0.83	0.79
Bulk concentrate – (dry tonnes)	49.84	66.05	84.42	80.52	280.83
Bulk Concentrate Grade Silver (kg/t)	3.977	4.833	3.509	4.310	4.133
Bulk Concentrate Grade Gold (g/t)	35.30	32.19	32.20	32.74	32.90
Recovery Silver (%)	67	64	60	66	64
Recovery Gold (%)	55	51	51	54	53
Mill availability (%)	63	83	96	87	89
Total Silver Produced (oz) calculated	6,373	10,264	9,525	11,156	37,319
Total Gold Produced (oz) calculated	57	68	87	85	297
Total Silver Eq. Produced (oz) calculated	9,484	14,023	14,332	16,665	54,505

Silver equivalent was calculated using a 55:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

Highlights

•	Tonnage processed has increased month over month as the equipment issues encountered during start-up are resolved.
•	Mill availability has also increased month over month.
•	Feed grades have been variable due to the locations where the feed has been sourced. This trend is likely to continue with the need for better grade control samples.

Resource Estimate

In June 2013, Avino released the results of a technical report that outlines current resources on the Avino property. The report which is titled “Technical Report on the Avino Property” was filed on SEDAR on July 24 and includes resource estimates from the San Gonzalo and Avino Mine systems as well as the tailings resource. The technical report was prepared by Tetra Tech, an independent engineering consultant commissioned by Avino.

Below is a summary of current mineral resources at the San Gonzalo and Avino Mines as well as the oxide tailings resource (as reported in the July 2012 Technical Report on the Avino Property) grouped into the measured, indicated and inferred categories.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2013

The Avino and San Gonzalo mineral resource estimates were prepared by Robert Morrison, Ph.D., P.Geo., while the oxide tailings resource was prepared by Mike O’Brien, M.Sc., P.Geo. Dr. Morrison and Mr. O’Brien are both employees of Tetra Tech, and independent of the Company, as defined by Section 1.5 of NI 43-101.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

San Gonzalo Mine System:

The San Gonzalo Mine estimate was based on data from surface diamond drill programs between 2007 and 2011 (64 holes and 14,624 metres of drilling) and underground development sampling data from levels 1, 2, 3 and 4. Modeling of this data also shows the presence of mineralization for the nearby Angelica vein and its resource estimate has been added to those of the San Gonzalo vein.

The base case scenario used in the estimation assumes a silver price of $US20 which translates into a cut-off grade of 150 g/t silver equivalent at San Gonzalo. The current silver price analysis using US$24.50 per ounce establishes a cut-off grade of 120 g/t for silver equivalent. Since commercial production began in October 2012, Avino has been using a cut-off grade of 120 g/t for silver equivalent.

Avino Mine System:

The Avino Mine estimate was based on data from surface diamond drill programs between 2006 and 2012 (34 holes and 11,523 metres of drilling). Historic mining information was also provided to assist with the modeling of the deposit for the mined out open pit and underground areas as well as to project the shape of the deposit below the 12th level. The 3D wire frame model shows the presence of another mineralization zone called the “Hanging Wall Breccia” or “Cross Cutting Vein”. Its resource estimate has been included in the Avino Mine system.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2013

Method of Mineral Resource Calculation

The Avino system and San Gonzalo system mineral resources were modeled and estimated using Datamine™ software version 3.20.6140.0. The reported mineral resource was interpolated using ordinary kriging (OK) and capped grades. Avino mineralization included the interpolation of silver, gold and copper, while San Gonzalo mineralization included the interpolation of silver and gold. Where sufficient data was available, specific gravity (SG) was estimated using OK, otherwise the average estimated value was assigned.

Reported cut-offs utilize a silver equivalent (Ag Eq) calculation where the total metal value is converted into an in situ silver resource. For reporting purposes, a base-case Ag Eq cut-off of 100 g/t is used for the Avino system and an Ag Eq cut-off of 150 g/t is used for the San Gonzalo system. Current cut-offs used for financial projections by Avino, based on recent market prices, include 80 g/t for the Avino system and 120 g/t for the San Gonzalo system.

To calculate the above silver equivalent grades, Avino has assumed a price of silver of US $20 per oz., a price of copper of US $3.66 per lb. with a recovery rate of 85% for copper, and a price of gold of US $1,507 per oz., with 75% recovery rate for gold at the Avino Mine and 70% recovery rate for gold at the San Gonzalo Mine.

The oxide tailings mineral resource was estimated using Geovariance Isatis™ software and OK interpolation with uncapped grades. The assay values for this estimate are based on 28 drill holes which were completed on the tailings by CMMA in 1990, and include 407.75 m of drilling and 383 assays of both gold and silver. A specific gravity of 1.605 was used based on the global average for the oxide tailings reported by Slim (2005d). For reporting purposes, a silver cut-off of 50 g/t was used; an Ag Eq value was not calculated for the oxide tailings. This mineral resource was estimated by Mr. Mike O’Brien, and has an effective date of July 24, 2012. It was originally disclosed by Tetra Tech (2012), but is considered current.

Avino Mine

In February 2012, a new long-term royalty agreement was signed to grant Avino mining rights to the main Avino vein. Mining activities were suspended on the Avino vein in 2001 due to low metals prices and the closure of a key smelter. Avino plans to re-open the old Avino mine once de-watering and all necessary modifications to the processing plant have been completed. When operations resume, Avino will use an existing 1,000 TPD circuit to process the material. Between 1998 and 2000, leading up to the mines closure, annual output averaged 933,240 ounces of silver, 7,537 ounces of gold and 9,305,347 pounds of copper. When the mine re-opens in 2014, Avino expects to process similar material at a similar rate as it did prior to closure in 2001.

To resume underground development of the Avino mine, the existing underground workings must first be dewatered. Construction of a water treatment plant and water testing have been completed and the treatment plant is operational. At the time of this report, the water level had receded down to level 8.5 of the mine. Mexican authorities have granted permission to the Company to de-water the mine without requiring a formal permit. Avino is required to submit quarterly reports logging the chemical content of the water being pumped from the underground workings. Once the water is treated it is discharged to the El Caricol dam on the property and used for milling as well as for irrigation of local farms. Dewatering is expected to reach the bottom of the flooded area (level 11) by Q4 2013, with operations expected to resume in 2014.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2013

A review of the underground workings by mine personnel above the water level is also taking place to identify potential mining areas; this represents part of the exploration program aimed at re-opening the historic Avino mine. Equipment has been installed to rehabilitate and stabilize areas where sloughing has occurred.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, BSc, ARSM Avino Consultant and Mr. Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this report.

Outlook

Avino's mission is to create shareholder value through profitable organic growth at the Avino property. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

Management remains focused on the following key objectives:

1.	Maintain profitable mining operations at San Gonzalo while decreasing operating costs and improving efficiency;
2.	Increase mill throughput using the new circuit (“Circuit 2”) that went online in April 2013;
3.	Develop the Avino mine for commercial production commencing in 2014;
4.	Continue to review and develop plans to process the oxide tailings resource from previous milling operations (PEA issued in 2012);
5.	Continue to explore regional targets on the property and consider acquisition opportunities.

Non – IFRS Measures

Cash cost per ounce and total production costs per tonne

Cash cost per ounce and total production costs per tonne are measures developed by mining companies in an effort to provide a comparable standard; however, there can be no assurance that our reporting of these non-IFRS measures are similar to that reported by other mining companies. Total cash cost per ounce and total production cost per tonne are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and widely reported in the silver and gold mining industry as a benchmark for performance, but does not have a standardized meaning and is disclosed in addition to IFRS measures.

Management of the Company believes that the Company’s ability to control the cash cost per silver ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver production cost base allows the Company to remain profitable even during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost per silver ounce and the Company’s cost of sales as reported in the Company’s Condensed Consolidated Interim Statements of Comprehensive Income (Loss) is provided.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2013

Cash Cost of Sales per Silver Equivalent Ounce

The following table provides a reconciliation of cost of sales per the consolidated financial statements to cash cost per silver equivalent ounce sold:

	Three months ended June 30, 2013			Six months ended June 30, 2013
	San Gonzalo	Historic Stockpiles	Total	San Gonzalo	Historic Stockpiles	Total

Cost of sales (as reported)	$2,231,648	$381,905	$2,613,553	$4,680,805	$381,905	$5,062,710
Depletion and Depreciation	(330,984)	(7,313)	(338,297)	(574,690)	(7,313)	(582,003)
Cash Production Cost	1,900,664	374,592	2,275,256	4,106,115	374,592	4,480,707
Silver ounces sold	161,852	18,277	180,130	285,019	18,277	303,296
Gold ounces sold	751	154	905	1,226	154	1,380
Ag:Au ratio (1)	61.14:1	61.14:1	61.14:1	57.21:1	57.21:1	57.21:1
Silver equivalent ounces sold	207,798	27,698	235,496	355,168	27,093	382,261
Direct Cash Cost per EAg Ounce	$9.15	$13.52	$9.66	$11.56	$13.83	$11.72

(1)
Silver equivalent ounces “EAg” consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

The following table provides a reconciliation of cost of sales per the condensed consolidated interim financial statements to all-in sustaining cash cost per silver equivalent ounce sold:

	Three months ended June 30, 2013			Six months ended June 30, 2013
	San Gonzalo	Historic Stockpiles	Total	San Gonzalo	Historic Stockpiles	Total

Cost of sales (as reported) – CAD	$2,231,648	$381,905	$2,613,553	$4,680,805	$381,905	$5,062,710
Depletion and Depreciation	(330,984)	(7,313)	(338,297)	(574,690)	(7,313)	(582,003)
Cash Production Cost	1,900,664	374,592	2,275,256	4,106,115	374,592	4,480,707
Operating and Administrative Expenses	791,369	165,836	957,205	1,943,273	165,836	2,109,109
Depreciation	(142)	(30)	(172)	(314)	(30)	(344)
Share-based Payments	(179,753)	(37,669)	(217,422)	(461,666)	(37,669)	(499,335)
Cash Operating Cost	2,512,137	502,730	3,014,867	5,587,407	502,730	6,090,137
Silver equivalent ounces sold	207,798	27,698	235,496	355,168	27,093	382,260
All-in sustaining Cash Cost per EAg Ounce	$12.09	$18.15	$12.80	$15.73	$18.56	$15.93

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2013

Results of Operations

Summary of Quarterly Results

	2013	2013	2012	2012	2012	2012	2011	2011
Period ended	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sept 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sept 30 Q3

Earnings / Loss for the period	$1,447,301	$87,978	$173,660	$(829,315)	$(395,556)	$(211,967)	$(651,720)	$(1,555,067)
Earnings / Loss per Share - basic	0.05	-	0.01	(0.03)	(0.01)	(0.01)	(0.03)	(0.06)
Earnings / Loss per Share - diluted	0.05	-	0.01	(0.03)	(0.01)	(0.01)	(0.03)	(0.06)
Total Assets	$29,928,165	$28,114,436	$26,191,608	$25,674,380	$25,825,567	$26,055,529	$26,136,355	$25,823,810

Quarterly results often fluctuate with changes in revenues, cost of sales, exploration expenses and operating expenses and non-cash items such as share-based payments and deferred income tax expenses. In Q4 2012 the Company began commercial production and therefore revenues from gold and silver bulk concentrate sales will be reflected in the quarterly results.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2013

Three months ended June 30, 2013 compared with the three months ended June 30, 2012.

	2013	2012	Notes

Revenue	$4,951,952	$-	1
Cost of Sales	2,613,553	-	2
Mine Operating Income	2,338,399	-
General and Administrative Expenses
Depreciation	172	214
Directors fees	20,000	3,000	3
General exploration	-	6,145
Investor relations	37,419	55,080	4
Management fees	37,500	37,500
Consulting fees	9,180	7,500
Office and miscellaneous	137,509	110,877	5
Professional fees	158,720	19,389	6
Regulatory and compliance fees	25,517	21,738
Salaries and benefits	283,447	58,365	7
Share-based payments	217,422	4,704	8
Travel and promotion	30,320	56,045	9
	957,206	380,557

Profit (Loss) before other items and income tax	1,381,193	(380,557)

Other Items
Interest income	23,267	10,545
Other revenue	8,456	478	10
Mineral property option income	39,500	-	11
Unrealized loss on investments in related companies	(63,143)	(62,446)
Unrealized loss on investments	(7,500)	-
Foreign exchange gain	150,528	36,424
Income (Loss) Before Income Tax	1,532,301	(395,556)
Deferred income tax expense	(85,000)	-
Net income (loss)	$1,447,301	$(395,556)	12

Earnings (Loss) per Share
Basic	$0.05	$(0.01)	12
Diluted	$0.05	$(0.01)	12

1.
Revenues for the quarter ended June 30, 2013 were $4,951,952. Total revenues include production sales for April 2013, May 2013 and June 2013. Revenues relate to the sale of silver and gold bulk concentrate produced from the San Gonzalo mine and from processing historic stockpiles. There were no revenues for the comparable quarter as the Company commenced commercial production in Q4 of 2012. Proceeds from the sale of concentrate during the exploration stage were recorded as a reduction in exploration and evaluation assets.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2013

2.
Total costs of production for the three month were $2,613,553. Production costs include costs for mining, milling, overhead, depreciation of plant and equipment, depletion, and accretion expense. All costs of production relate to the production of silver and gold bulk concentrate produced from the San Gonzalo mine and the processing of the historic stockpiles.

3.
Director’s fees were $20,000 during the quarter ended June 30, 2013 compared to $3,000 in thecomparable quarter, an increase of $17,000. The increase is related to a general increase ofDirector’s fees to $5,000 per quarter for each director.

4.	Investor relations expenses decreased by $17,661 from $55,080 in the quarter ended June 30, 2012 to $37,419 in the current quarter. The decrease is due to reduced promotional activities.

5.
Office and miscellaneous expenses were $137,509 for the quarter ended June 30, 2013 compared to $110,877 for the same quarter in 2012, an increase of $26,632. The increase relates to higher office costs and rent at the Company’s head office. There was also an increase in administration activities at the Company’s Mexican subsidiaries due to the transition to commercial production of the San Gonzalo mine. Office and miscellaneous costs include costs incurred at the Company’s head office in Canada, Durango Mexico office and mine site office.

6.
Professional fees increased by $139,331 from $19,389 in the quarter ended June 30, 2012 to $158,720 in the current quarter. The increase is due to audit and reviews fees. Starting in the current quarter the Company commenced quarterly reviews of its condensed consolidated interim financial statements.

7.
Salaries and benefits for the quarter ended June 30, 2013 were $283,447, an increase of $225,082 compared to the same quarter last year. The Company has continued to build its professional team to meet the growth and expansion at the Company’s operations in Mexico. Also, many payroll items were previously not expensed when the Company was in the exploration stage.

8.
Share-based payments for the quarter ended June 30, 2013 were $217,422 compared to $4,704 for the quarter ended June 30, 2012, an increase of $212,718, due to the re-pricing of 1,725,000 stock options.

9.
Travel and promotional expenses are $30,320 for the quarter ended June 30, 2013 compared to $56,045 for the same quarter last year. The decrease of $25,725 is due to reduced investor relations and promotional activities and related travel.

10.
Other revenue was $8,456 during the quarter ended June 30, 2013 compared to $478 in the comparative quarter 2012. The increase of $7,978 is due to the sale of silver rounds that the company designed and minted for promotional purposes.

11.
During the quarter the TSX Venture Exchange approved the transfer of an option agreement between Avino and Avaron Mining Corp. to Benz Capital Corp. The details of this arrangement are summarized in note 7 of the condensed consolidated interim financial statements. The total option revenue earned was $39,500 related to these option agreements. No option revenue was earned in the comparative quarter 2012.

12.
As a result of the foregoing, net income for the quarter ended June 30, 2013 was $1,447,301, an increase of $1,842,857 compared to the quarter ended June 30, 2012. The increase in income has decreased the loss per share of $(0.01) to earnings per share of $0.05.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2013

Six months ended June 30, 2013 compared with the six months ended June 30, 2012.

	2013	2012	Notes

Revenue	$8,441,956	$-	1
Cost of Sales	5,062,710	-	2
Mine Operating Income	3,379,246	-
General and Administrative Expenses
Depreciation	344	429
Directors fees	115,000	8,250	3
General exploration	-	17,965
Investor relations	117,850	152,489	4
Management fees	262,500	75,000	5
Consulting fees	35,430	15,000	5
Office and miscellaneous	262,974	137,796	6
Professional fees	168,658	37,015
Regulatory and compliance fees	52,610	44,378
Salaries and benefits	504,565	118,299	7
Share-based payments	499,335	16,297	8
Travel and promotion	89,844	121,572
	2,109,110	744,490

Profit (Loss) before other items and income tax	1,270,136	(744,490)

Other Items
Interest income	34,479	23,533
Other revenue	10,231	4,311
Mineral property option income	39,500	34,857	9
Unrealized loss on investments in related companies	(106,739)	(103,182)
Unrealized loss on investments	(7,500)	-
Foreign exchange gain	380,173	177,448
Income (Loss) Before Income Tax	1,620,280	(607,523)
Deferred income tax expense	(85,000)	-
Net Income (Loss)	$1,535,280	$(607,523)	10

Earnings (Loss) per Share - Basic and Diluted
Basic	$0.06	$(0.02)	11
Diluted	$0.06	$(0.02)	11

1.
Revenues for the six month period were $8,441,956. Total revenues include production sales for the six months ending June 30, 2013. Revenues relate to the sale of silver and gold bulk concentrate produced from San Gonzalo mine and from processing historic stockpiles. There were no revenues for the comparable period as the Company commenced commercial production in Q4 of 2012. Proceeds from the sale of concentrate during the exploration stage were recorded as a reduction in exploration and evaluation assets.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2013

2.
Total costs of production for the six months were $5,062,710. Production costs include costs for mining, milling, overhead, depreciation of plant and equipment, depletion, and accretion expense. All costs of production relate to the production of silver and gold bulk concentrate.

3.
Director’s fees were $115,000 during the six months ended June 30, 2013 compared to $8,250 in the comparable period, an increase of $106,750. The increase is related to a one-time bonus paid to directors and the increase of Director’s fees to $5,000 per quarter.

4.
Investor relations expense decreased from $152,489 in the six months ended June 30, 2012 to $117,850 in the current period. The decrease of $34,639 is due to reduced investor relations activities in the current period.

5.
Management fees for the six months ended June 30, 2013 were $262,500 compared to $75,000 in the comparable period. The increase of $187,500 was due to a bonus of $150,000 paid to the CEO and a one-time bonus of $37,500 to the COO. There were no such bonuses paid in the comparable period.

6.
Consulting fees for the six months ended June 30, 2013 were $35,430 compared to $15,000 in the comparable period. The increase of $20,430 is due to a one-time non-cash bonus $18,750 paid to a consultant for geological services and $1,680 of additional consulting fees due to reporting on production activities.

7.
Office and miscellaneous expenses were $262,974 for the six months ended June 30, 2013 compared to $137,796 for the six months ended June 30, 2012, an increase of $125,178. The increase relates to higher office costs and rent at the Company’s head office. There was also an increase in administration activities at the Company’s Mexican subsidiaries due to the transition to commercial production of the San Gonzalo mine. Office and miscellaneous costs include costs incurred at the Company’s head office in Canada, Durango Mexico office and mine site office.

8.
Professional fees increased by $131,643 from $37,015 in the six months ended June 30, 2012 to $168,658 in the current period. The increase is due to audit and reviews fees. Starting in quarter two the Company commenced quarterly reviews of its condensed consolidated interim financial statements.

9.
Salaries and benefits for the six months ended June 30, 2013 were $504,565 compared to $118,299 for the comparative period, an increase of $386,266. The Company has continued to build its professional team to meet the growth and expansion at the Company’s operations in Mexico. Also, many payroll items were previously not expensed when the Company was in the exploration stage.

10.
Share-based payments for the six months ended June 30, 2013 were 499,335 compared to $16,297 for the comparative period, an increase of $483,038. The increase is due to the issuance of new stock options as well as the re-pricing of 1,725,000 stock options that were granted previously.

11.
Travel and promotional expenses are $89,844 for the six months ended June 30, 2013 compared to $121,572 for the comparative period, a decrease of $31,728 due to reduced investor relations and promotional activity and related travel.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2013

12.
Other revenue was $10,231 for the six months ended June 30, 2013 compared to $4,311 for the same period 2012. The increase of $5,920 is due to the sale of silver rounds that the company designed and minted for promotional purposes.

13.
During the quarter the TSX Venture Exchange approved the transfer of an option agreement between Avino and Avaron Mining Corp. to Benz Capital Corp. The details of these option agreements are summarized in note 7 of the condensed consolidated interim financial statements. The total option revenue earned, related to these option agreements, was $39,500. The original option agreement with Avaron Mining Corp. was entered into in the six months ended June 30, 2012. Option revenue earned during that period was $34,857.

14.
As a result of the foregoing, net income for the six months ended June 30, 2013 was $1,535,280, an increase of $2,142,803 compared to the quarter ended June 30, 2012. The increase in income has decreased the loss per share of $(0.02) to earnings per share of $0.06.

Liquidity and Capital Resources

The investment in and expenditures for exploration and evaluation assets comprise most of the Company’s assets along with a lesser asset amount in regards to the San Gonzalo mine and facilities and equipment. The recoverability of amounts shown for its exploration and evaluation assets and related deferred costs is dependent upon the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Period Ended	June 30, 2013	December 31, 2012

Cash and cash equivalents	4,342,442	$4,035,985
Working Capital	5,749,675	5,363,372
Deficit	27,854,288	29,458,319

Cash Flow

	June 30, 2013	June 30, 2012

Cash provided by operating activities	$2,343,377	$265,505
Cash provided by financing activities	1,384,435	30,300
Cash provided by investing activities	(3,385,603)	(1,285,652)
Decrease in cash and cash equivalents	342,209	(989,847)
Effect of exchange rate changes on cash and cash equivalents	(35,752)	(7,504)
Cash balance, beginning of the period	4,035,985	5,282,464
Cash balance, end of the year	$4,342,442	$4,285,113

Operating Activities:

Cash provided by operating activities for the period ended June 30, 2013 was $2,343,377 compared to $265,505 for the period ended June 30, 2012. The increase in cash provided by operating activities is primarily due to the increase in the sale of bulk silver/gold concentrate. The Company also had a decrease in inventory of stockpile and concentrate due to timing of processing and sales respectively. The decrease in inventory was offset by an increase in amounts receivable.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2013

Financing Activities:

Cash provided by financing activities was $1,384,435 compared to $30,300 in the comparable period, an increase of $1,354,135. Cash provided by financing activities relates to the issuance of common shares upon the exercising of stock options and the line of credit for the acquisition of capital lease equipment. During the period ended June 30, 2013, employees, consultants, and directors exercised more stock options compared to the period ended June 30, 2012. Also during the period the Company’s finance lease obligations increased by $1,193,153 as a result of new mining equipment acquired under finance leases. Finance lease payments made during the year amounted to $52,468.

Investing Activities:

Cash used by investing activities for the period ended June 30, 2013 was $3,385,603 compared to $1,285,652 for the period ended June 30, 2012. Cash used in investing activities during the period ended June 30, 2013 includes cash expenditures of $2,549,382 on the acquisition of equipment and cash expenditures on exploration and evaluation assets of $836,221. Details of additions to exploration and evaluation assets and equipment are summarized in notes 6 and 9 respectively to the condensed consolidated interim financial statements for the six months ended June 30, 2013.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

(a)
The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the six months ended June 30, 2013 and 2012 are as follows:

	June 30, 2013	June 30, 2012

Salaries and benefits	$472,430	$124,815
Share‐based payments	173,250	-
	$645,680	$124,815

(b)
In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. At June 30, 2013 and December 31, 2012 the following amounts are due to related parties:

	June 30, 2013	December 31, 2012
Directors	$20,000	$24,469
Oniva International Services Corp.	45,406	147,845
Sampson Engineering Inc.	2,430	2,400
Andrew Kaplan	1,039	-
Jasman Yee & Associates	7,056	-
	$75,931	$174,714

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2013

(c)	Other related party transactions

The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”) as described in note 19. The transactions with Oniva during the period are summarized below:

	June 30, 2013	June 30, 2012

Salaries and benefits	$127,489	$91,082
Office and miscellaneous	157,191	167,049

	$284,680	$258,131

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

Financial Instruments and Risks

The fair values of the Company’s cash and cash equivalents, amounts receivable, due to related party and accounts payables and accrued liabilities approximate their carrying values because of the short-term nature of these instruments. The investments in related companies are based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions. However, as at June 30, 2013 cash and cash equivalents substantially exceed the amounts covered under federal deposit insurance

Concentration of credit risk exists with respect to the Company’s cash as the majority of the amounts are held with a single Canadian financial institution.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash at June 30, 2013 in the amount of $4,342,442 (December 31, 2012 - $4,035,985) in order to meet short-term business requirements. At June 30, 2013, the Company had current liabilities of $1,697,489 (December 31, 2012 - $1,476,681). Accounts payable have contractual maturities of approximately 30-90 days or are due on demand and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2013

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate risk as the Company has no significant interest-bearing debt as of June 30, 2013 and 2012.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency with respect to the following assets and liabilities, as a portion of these amounts are denominated in Mexican Pesos and US dollars as follows:

	June 30, 2013		December 31, 2012
	MXN	USD	MXN	USD
Cash and cash equivalents	$(713)	$2,790,990	$3,586,471	$1,312,607
Sales taxes recoverable	3,367,648	-	2,180,706	-
Amounts receivable	2,871,124	1,383,920	3,096,083	210,076
Accounts payable and accrued liabilities	(12,545,722)	(486,965)	(2,775,290)	(408,437)
Amounts due to related parties	-	-	-	-
Finance lease obligations	-	(1,308,635)	-	(236,157)
Net exposure	(6,307,663)	2,379,310	6,087,970	878,089
Canadian dollar equivalent	$(510,292)	$2,501,131	$467,178	$873,611

Based on the net Canadian dollar denominated asset and liability exposures as at June 30, 2013, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates will impact the Company’s earnings by approximately $94,408 (December 31 2012 - $134,078).

The Company has not entered into any foreign currency contracts to mitigate this risk

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment in related parties as they are carried at fair value based on quoted market prices.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2013

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(c)	Classification of Financial instruments

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at June 30, 2013:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$4,342,442	-	-
Investments in related parties	87,634	-	-
Other investments	47,000
	$4,477,076	-	-

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 19.

The Company and its subsidiary have various lease agreements for their office premises, use of land, drilling and equipment.

The Company has commitments in respect of these lease agreements as follows:

	June 30, 2013	December 31, 2012
Not later than one year	$124,756	$248,512
Later than one year and no later than five years	599,536	597,188
Later than 5 years	79,562	76,506
	$803,854	$922,206

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2013

Significant Accounting Judgements and Estimates

The preparation of these condensed consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates under different assumptions and conditions.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, scoping studies, accessible facilities, existing permits and life of mine plans.

b)	Stockpile and concentrate inventory valuations

Finished goods and stockpile ore are valued at the lower of the average costs or net realizable value. The assumptions used in the valuation of ore stockpile and finished goods include estimates of silver and gold contained in the ore stockpile and finished goods assumptions of the amount of silver and gold that is expected to be recovered from them. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its ore stockpile and finished goods which would reduce the Company’s earnings and working capital.

c)	Estimated reclamation provisions

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of the mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

d)	Valuation of share based payments

The Company uses the Black Scholes Option Pricing Model for valuation of share based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2013

e)	Commencement of commercial production and production levels intended by management

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from concentrate sales are offset against capitalized costs. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors, including production capacity, recoveries and number of uninterrupted production days, in determining when a mining property has reached the commercial production levels intended by management. The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that the San Gonzalo Mine commenced production on October 1, 2012.

f)	Impairment of plant and equipment, mining properties and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s plant and equipment, mining properties and exploration and evaluation assets are impaired.

External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s plant, equipment, mining properties and exploration and evaluation assets, management makes estimates of the discounted future pre tax cash flows expected to be derived from the Company’s mining properties, and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non expansionary capital expenditures, reductions in the amount of recoverable resources, and exploration potential, and/or adverse current economics can result in a write down of the carrying amounts of the Company’s plant, equipment, mining properties and exploration and evaluation assets.

Changes in Accounting Standards

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions. IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IFRS 13, Fair Value Measurement, IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, and IAS 1 Presentation of Financial Statements. The adoption of these new accounting standards had no material impact on the Company’s financial statements.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2013

Outstanding Share Data

The Company has an unlimited number of common shares without par value as authorized share capital of which 27,433,934 were outstanding as at June 30, 2013 and 27,433,934 as at August 29, 2013.

The following are details of outstanding share options as at June 30, 2013 and August 29, 2013:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Jun 30/13)	Number of Shares Remaining Subject to Options (Aug 29/13)
September 22, 2014	$0.75	10,000	10,000
January 14, 2015	$0.81	60,000	60,000
September 10, 2015	$1.05	282,857	282,857
December 9, 2013	$2.00	10,625	10,625
January 18, 2016	$1.02	955,000	955,000
September 30, 2016	$1.02	770,000	770,000
February 18, 2018	$1.60	250,000	250,000
Total:		2,338,482	2,338,482

The following are details of outstanding warrants as at June 30, 2013 and August 29, 2013:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Jun 30/13)	Number of Underlying Shares (Aug 29/13)
November 10, 2013	$1.52	2,400,000	2,400,000
December 22, 2013	$2.50	2,700,000	2,700,000
Total:		5,100,000	5,100,000

The following are details of outstanding compensation warrants as at June 30, 2013 and August 29, 2013:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Jun 30/13)	Number of Underlying Shares (Aug 29/13)
December 22, 2013	$2.50	111,000	111,000
Total:		111,000	111,000

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at June 30, 2013 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2013

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

The Company assessed the design of the internal controls over financial reporting as at June 30, 2013 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by increasing financial reporting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to do periodic on-site inspections of the accounting records in Mexico.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the six months ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of August 29, 2013. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

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